Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on May 12, 2011 at 1:00 p.m. Israel time at the Company’s offices at 3 Hashikma Street, Azour , Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoints  Mr. Guy Aharonov, the General Counsel of the Company and/or Mr. Izzy Sheratzky, the Chairman of the Board of Directors of the Company and/or Mr. Eli Kamer, the CFO of the Company , as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on May 12, 2011 at the Company’s offices at said address (the “Extraordinary Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. To approve the agreement dated February 1, 2003 between the Company, A. Sheratzky Holdings Ltd. and Mr. Izzy Sheratzky as amended by Addendum no. 1.
2. To approve the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings and Eyal Sheratzky as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky.
3. To approve the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings and Nir Sheratzky as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky.
4. To approve the agreement dated March 25, 1998 as amended, between the Company and Mr. Yehuda Kahane.
5.           To approve the procurement of a Directors and Officers Insurance Plan (“D&O Policy”) covering all of our directors and office holders, including directors and office holders who are deemed ‘controlling shareholders’ for the purposes of Section 268 of the Israeli Companies Law, 1999, for a term of five years in total (provided that the first term under the D&O Policy shall commence from September 19, 2010 and until February 18, 2012), which may also be conducted by way of extending the initial policy under identical or better terms, provided that (a) the renewal of the D&O Policy shall be based on the major terms of the D&O Policy approved for the initial term, substantially in the form attached hereto as Exhibit D; (b) the audit committee and board of directors shall approve that despite any change in the D&O Policy for any renewal term, the procurement of such D&O Policy by the Company is compatible with market conditions and does not materially affect the Company's profitability, assets or liabilities. In the event that there is no change in the terms of the D&O Policy for any renewal term, the audit committee and board of directors shall so note.

6. To approve the agreement dated January 23, 2007 between E-Com Global Electronic Commerce Ltd. and Mr. Gil Sheratzky
7. To approve the indemnity deeds signed by the Company towards all directors and officers who are deemed controlling shareholders and their relatives.

PLEASE INDICATE BELLOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU HAVE A PERSONAL INTEREST. IF YOU DO NOT INDICATE BELLOW, YOUR VOTE WILL NOT BE COUNTED FOR THE PURPOSE OF ITEMS 1 TO 7 ABOVE.

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 1 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 2 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 3 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 4 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 5 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 6 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 7 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

Since certain of the Company’s directors are Controlling shareholders, as defined in the Israeli Company’s Law, 5759-1999 and the regulations promulgated thereunder (the “Company’s Law”), the approval of proposals 1 to 7 to be presented at the meeting requires the affirmative vote of at least a third of the votes the of shareholders present in the Meeting in person or by proxy, who do not have a Personal Interest in approving the transactions, as stipulated in the Proxy Statement under Proposals 1 to 7.

For this Purpose, “Control” is defined as: the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, including a person who holds twenty-five percent or more of the voting rights in the general meeting of the company if there is no other person who holds more than fifty percent of the voting rights in the company , and a person shall be presumed to control a corporation if he holds half or more of a certain type of means of control of the corporation, which are any one of (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, which may derive either from the shareholder gaining personal benefit from a transaction or act, or from material and continuing business relationships between a shareholder and a controlling shareholder, including (i) the personal interest of his or her Relatives; and (ii) a personal interest of a body corporate in which a shareholder or any of his or her aforementioned Relatives serve as a director or the chief executive officer, owns at least 5% of the issued share capital of its voting rights  or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

“Relatives” is defined as: spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above;

“Holding” is defined as: with regard to securities or voting power as either alone or with others, whether directly or indirectly, through a trustee, trust company or in any other way; with regard to holding by a company – this also means by its subsidiary or its associate; and with regard to holding by an individual – an individual and his family members who live with him or are financially dependent on one another, shall be regarded as one person.

If no direction is made this proxy will be voted FOR Items 1 - 7 above.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.

1.	Any alterations to this form must be initialled.
2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.